

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2023

Eduardo de Salles Bartolomeo
Chief Executive Officer
Vale S.A.
Praia de Botafogo 186 - offices 1101, 1701 and 1801
Botafogo
Rio De Janeiro - RJ
22250-145
BRAZIL

  Re: Vale S.A.
    Registration Statement on Form S-3
    Filed April 14, 2023
    File No. 333-271248

Dear Eduardo de Salles Bartolomeo:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Jonathan Mendes de Oliveira